3/11/03

S 03014536 S COMMISSION .0549

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SEC FILE NUMBER
8-10438

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH., D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Manhattan Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 MADISON AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A. CAREY (212) 756-3142
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *of individual, state last, first, middle name*)

5 TIMES SQUARE (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL P. HELMICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FIRST MANHATTAN CO, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Michael P. Helmick
Signature

Senior Managing Director - Operations
Title

Evelynita T. Gedorio
Notary Public

EVELYNITA T. GEDORIO
Notary Public, State of New York
No. 60-4992570
Qualified in Kings County
Commission Expires, March 23,2006

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of First Manhattan Co. at December 31, 2002 is true and correct. We further affirm that neither the firm nor any senior managing director has any proprietary interest in any account classified solely as that of a customer and that the statement of financial condition of the firm is made available to all firm members and allied members of the New York Stock Exchange, Inc.

Neal K Stearns

Senior Managing Director

Michael P Helmuth

Senior Managing Director

Evelynita T. Gedorio

Notary Public

EVELYNITA T. GEDORIO
Notary Public, State of New York
No. 60-4992570
Qualified in Kings County
Commission Expires, March 23,2006

First Manhattan Co.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Partners of
First Manhattan Co.

We have audited the accompanying statement of financial condition of First Manhattan Co. (the "Firm") as of December 31, 2002. This statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Manhattan Co. at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 18, 2003

First Manhattan Co.

Statement of Financial Condition

December 31, 2002

Assets		
Cash in banks	$	**1,580,524**
U.S. Treasury obligations, at market, deposited in a special reserve bank account for the exclusive benefit of customers		**998,227**
Receivable from clearing broker, net		**1,587,413**
Investment advisory fees receivable		**2,842,006**
Investments owned by the Firm or contributed as capital by partners, at market or fair value:		
U.S. Government securities		**23,972,376**
Other		**8,060,434**
Secured demand notes receivable, fully collateralized		**7,275,000**
Exchange memberships, at adjusted cost (market value—$2,000,000)		**31,000**
Fixed assets, net of accumulated depreciation and amortization of $4,464,799		**1,425,966**
Other assets		**1,139,022**
	$	**48,911,968**
Liabilities and net worth		
Accounts payable and accrued expenses	$	**8,089,762**
Secured demand notes		**7,275,000**
Total liabilities		**15,364,762**
Net worth		**33,547,206**
	$	**48,911,968**

First Manhattan Co.

Notes to Statement of Financial Condition

December 31, 2002

1. First Manhattan Co. (the "Firm") is a broker-dealer registered with the Securities and Exchange Commission, a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., and engages in the business of providing investment advisory, securities brokerage and related services. The brokerage settlement and custody activities for client accounts are performed, under the Firm's supervision, by Pershing LLC. The Firm is a New York limited partnership the sole general partner of which is First Manhattan LLC, a New York limited liability company.

2. Secured demand notes from limited partners (maturing January 31, 2011) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $6,386,745, has also been contributed by the limited partners.

3. The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirement in accordance with the Alternative Net Capital Requirement. Under this alternative, net capital, as defined, shall not be less than 2% of aggregate debit items, as defined, arising from customer transactions. At December 31, 2002, the Firm had net capital, as defined, of $27,572,397 which exceeded required net capital of $250,000 by $27,322,397.